                               Filed by Gilat Satellite Networks Ltd.
                               Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 13e-4 and 14d-2 under the Securities Exchange Act of 1934


                               Subject Company:  rStar Corporation
                               Commission File No. 000-27029

On February 19, 2002, Gilat Satellite Networks Ltd. and rStar Corporation issued the following joint press release:



FOR IMMEDIATE RELEASE
---------------------
February 19, 2002


RSTAR CORPORATION AND GILAT SATELLITE NETWORKS LTD.
ANNOUNCE UPDATED SCHEDULE FOR TENDER OFFER AND
ACQUISITION OF STARBAND LATIN AMERICA BUSINESS BY RSTAR

San Ramon, California, and Petah Tikva, Israel, February 19, 2002 - rStar Corporation (Nasdaq: RSTR) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today their updated schedule for the commencement of their previously announced tender offer for shares of rStar common stock and rStar's acquisition of the StarBand Latin America business.

     The offer will be commenced as soon as the necessary disclosure documents and financial statements have been prepared, and the Securities and Exchange Commission has completed its review of the filed materials. While there can be no assurance, Gilat and rStar believe that they will be in a position to commence the tender offer and mail the proxy statement within the next several weeks.

     Please note that the offer has not yet commenced. rStar stockholders are advised that, notwithstanding the filing of a Schedule TO and a form of letter of transmittal with the SEC, the tender offer has not yet commenced and will not commence until such time as rStar and Gilat make a public announcement of commencement. Stockholders should not use or seek to submit to the company's exchange agent or rStar the letter of transmittal or any share certificates and should not seek to tender their shares at this time. Should a stockholder do so, the submitted materials will be returned to the stockholder. Further, stockholders calling the exchange agent will be advised that the tender offer has not yet been commenced.

     Lance Mortensen, President and CEO of rStar, and Mr. Yoel Gat, Gilat's Chairman and CEO, issued a joint statement noting that "each of Gilat and rStar remains fully committed to completing the acquisition of Starband Latin America business and the tender offer as soon as possible. We continue to believe that those transactions are beneficial to Gilat and shareholders of rStar."

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of rStar's common stock. The solicitation of offers to buy rStar's common stock will only be made pursuant to the Offer to Purchase and related materials that rStar and Gilat will be sending out to rStar's stockholders. rStar stockholders should read those materials carefully because they will contain important information, including the various terms and conditions to the offer.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on VSAT satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, always-on, nationwide, two way, high-speed satellite Internet service provider. StarBand is based in McLean, Virginia. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

About rStar Corporation

rStar (Nasdaq: RSTR) through its r)Star Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises, educational systems, and user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed though its satellite broadband Internet gateway and bi-directional solutions. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, California, and can be reached at 925-543-0300 or at www.rstar.com on the Web.

About StarBand Latin America

Gilat-To-Home Latin America, which will do business as StarBand Latin America, operates satellite-based rural telephony networks in Colombia and Peru. The company also provides hardware and services solutions for ISPs and other service providers requiring satellite-based high-speed Internet access throughout the region. An indirect subsidiary of Gilat Satellite Networks, the company began offering pilot broadband Internet connectivity service in 2001, working with its in-country partners to address opportunities with small office/home office and consumer market segments. Coupled with Gilat's unique technology for bundling satellite-based



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telephony and IP connectivity, StarBand Latin America has a set of product offerings that will enable its partners to deliver world-class Internet solutions throughout the region.

Important Legal Information

The tender offer for the outstanding rStar common stock described in this press release has not yet commenced. This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the tender offer. At the time the offer is commenced, rStar and Gilat will file an amendment to their Tender Offer Statement filed with the U.S. Securities and Exchange Commission on February 14, 2002 and make a public announcement of commencement. We advise all security holders to read the amended tender offer statement when it is available, because it will contain important information. You can get the amended tender offer statement and other filed documents, when they are available, for free at the Securities and Exchange Commission's website (www.sec.gov). You can also get the amended tender offer statement and all other filed documents for free from rStar or Gilat.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of rStar and Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Gilat's proprietary technology and risks associated with its international operations and Gilat's location in Israel For additional information regarding these and other risks and uncertainties associated with rStar and Gilat's business, reference is made to rStar's and Gilat's reports filed from time to time with the Securities and Exchange Commission


FOR FURTHER INFORMATION:

GILAT COMPANY CONTACT:
Tim Perrott
Vice President, Investor Relations
Gilat Satellite Networks
McLean, Virginia
703-848-1515
Tim.Perrott@spacenet.com

GILAT  INVESTOR RELATIONS CONTACT:
Ruder Finn, Inc.
Magda Gagliano
212-593-6319
gaglianom@ruderfinn.com



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


RSTAR CORPORATION CONTACT:
Juleen Murray
925-543-9239
jmurray@rstar.com

RSTAR INVESTOR RELATIONS CONTACT:
Pondel/Wilkinson Group, Los Angeles (Investor Relations)
Cecilia A. Wilkinson/Julie MacMedan
310-207-9300
investor@pondel.com




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